Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charge Calculation
(dollars in thousands)

	Three Months	Three Months
	Ended	Ended
	12/31/2005	12/31/2004
Pre-tax income from continuing operations	$2,018	$2,557

Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	7,292	7,347
Interest factor of rental expense (1)	2,351	2,141

Total fixed charges	9,643	9,488

Pre-tax income from continuing operations plus fixed charges	11,661	12,045

Ratio of Earnings to Fixed Charge	1.21	1.27

(1)	One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this represents a reasonable approximation of the interest factor.